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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                               BE AEROSPACE, INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                               BE AEROSPACE, INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    073302101
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Edmund J. Moriarty, Esq.
                       Vice President, General Counsel and
                                    Secretary
                               BE Aerospace, Inc.
                                 General Counsel
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                                 (561) 791-5000
                              (561) 791-3966 (Fax)
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                    Copy to:
                               John J. Cannon III
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation of Filing Fee

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               Transaction valuation*       Amount of filing fee
-------------------------------------------------------------------------------
                   $4,959,898                   $991.18

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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,900,221 shares of common stock of BE Aerospace, Inc. having an aggregate value of $4,959,898 as of June 19, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $991.18        Filing Party: BE Aerospace, Inc.
     Form or Registration No.: Schedule TO  Date Filed:   June 23, 2003
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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Item 1.  Terms of the Transaction.

         (a)      Material terms.

          "Section 3. Procedures for Accepting the Offer," of the Offer to Exchange is hereby amended by replacing the fifth sentence of the third paragraph thereof with the following sentence:

               "BE Aerospace may also waive any of the conditions of the offer; provided, however, that if it waives any condition with respect to any eligible employee or non-employee director, it shall waive the condition for all eligible employees and non-employee directors. In addition, BE Aerospace may waive any defect or irregularity with respect to any particular acceptance letter of, or the delivery thereof by, any eligible employee or non-employee director."


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BE AEROSPACE, INC.


                                          _______________________
                                          Jeffrey P. Holtzman
                                          Vice President - Finance and Treasurer

Date:  July 7, 2003
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